Exhibit 99.1

Trip.com Group Announces Entry into Facility Agreement

SHANGHAI, April 3, 2020 /PRNewswire/ - Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that it has entered into, as borrower, a facility agreement (the “Facility Agreement”) dated April 3, 2020 with certain financial institutions specified therein, for up to US$1 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million (the “Facilities”).

The Facilities have a 3-year tranche and a 5-year tranche. The proceeds borrowed under the Facilities may be used for the general working capital requirements of the Trip.com Group, including repayment of any existing financial indebtedness.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com